Exhibit (a)(5)(B)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 12, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Georgeson Securities Corporation (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

MENTOR CORPORATION

at

$31.00 Net Per Share

by

Maple Merger Sub, Inc.

a Wholly Owned Subsidiary

of

JOHNSON & JOHNSON

Maple Merger Sub, Inc., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), offers to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Mentor Corporation, a Minnesota corporation (the “Company”), at a price of $31.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 12, 2009 (WHICH IS THE END OF THE DAY ON JANUARY 12, 2009), UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY FEBRUARY 9, 2009, SUCH SHARES MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 1, 2008 (the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Tender Condition (as defined below) and (ii) the termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the obtainment of all applicable foreign antitrust and similar regulatory clearances from the relevant governmental entities.

The term “Minimum Tender Condition” is defined in Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase and generally requires that the number of outstanding Shares which have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement), when added to the Shares already owned by Parent and its controlled subsidiaries represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (as defined below).

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged (the “Merger”) with and into the Company, with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares directly owned by the Company, Parent or the Purchaser, which will be cancelled and shall cease to exist and (ii) Shares owned by the Company’s shareholders who perfect their dissenters’ rights under Section 302A.471 of the Minnesota Business Corporations Act (the “MBCA”)), will be converted into the right to receive $31.00 (or any other per Share price paid in the Offer) net in cash, without interest and less any required withholding taxes.

The Board of Directors of the Company (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of the shareholders of the Company that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the shareholders of the Company and (iv) recommended that the shareholders of the Company accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on January 12, 2009 (which is the end of the day on January 12, 2009), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser (i) may, in its sole discretion, without the consent of the Company, extend the Offer on one or more occasions for any period, if on any then-scheduled expiration date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares validly tendered in the Offer (the “Offer Conditions”) shall not be satisfied or, in the Purchaser’s sole discretion, waived, until such time as such condition or conditions are satisfied or waived and (ii) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer; provided, however, that in no event will the Purchaser be required to extend the Offer beyond June 1, 2009. The Merger Agreement further provides that (i) if, on any then-scheduled expiration date of the Offer, any of the Offer Conditions other than the Minimum Tender Condition, as set forth in Section 15 (“Certain Conditions of the Offer”) of the Offer to Purchase is not satisfied or, in the Purchaser’s sole discretion, waived, then the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, until such time as such Offer Conditions are satisfied or, in the Purchaser’s sole discretion, waived and (ii) if on any then-scheduled expiration date of the Offer, the Minimum Tender Condition is not satisfied but all of the other Offer Conditions are satisfied or, in the Purchaser’s sole discretion, waived, then the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer for a period of at least five business days following the then-scheduled expiration date of the Offer, as provided by the terms of the Merger Agreement provision that allows Parent to terminate the Merger Agreement in such circumstance following a notice to Seller and the expiration of such extension period, as more fully described in the termination provisions described in Section 11 (“The Merger Agreement”) of the Offer to Purchase; provided, however, that in no event will the Purchaser be required to extend the Offer beyond June 1, 2009. The termination rights of the parties to the Merger Agreement are as set forth in the Merger Agreement and remain unaffected by the foregoing provisions in the Merger Agreement. Following the Purchaser’s acceptance for payment of Shares pursuant to and subject to the Offer Conditions upon the expiration of the Offer, the Purchaser may, without the consent of the Company, elect to provide for a “subsequent offering period” (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Any extension of the Offer will be followed as promptly as practicable by a public announcement if required. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 9, 2009. If the initial offering period has expired and the Purchaser elects to provide for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The receipt of cash for Shares in the Offer and the Merger will be a taxable transaction for United States federal income tax and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material United States federal income tax consequences of the Offer and the Merger, see Section 5 — “Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Questions or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor
New York, NY 10038-3560

Banks and Brokerage Firms, Please Call:

(212) 440-9800

Shareholders and All Others Call Toll-Free:

(800) 213-0475

The Dealer Manager for the Offer is:

Georgeson Securities Corporation

199 Water Street, 26th Floor
New York, NY 10038-3560

Please Call Toll-Free:

(800) 445-1790

December 12, 2008